UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Infrastructure and Energy Alternatives, Inc.

(f/k/a M III Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

45686J104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 45686J104

1.	Names of Reporting Persons

Scott Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,010,165
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,010,165
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,010,165

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.5%

12.	Type of Reporting Person (See Instructions)

IN

*	Ownership information above is as of the end of business on February 13, 2019, the business day before the date of filing of this Schedule 13G.

Page 2 of 11 Pages

CUSIP No. 45686J104

1.	Names of Reporting Persons

Greenhaven Road Investment Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,010,165
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,010,165
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,010,165

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.5%

12.	Type of Reporting Person (See Instructions)

PN

*	Ownership information above is as of the end of business on February 13, 2019, the business day before the date of filing of this Schedule 13G.

Page 3 of 11 Pages

CUSIP No. 45686J104

1.	Names of Reporting Persons

MVM Funds, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,010,165
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,010,165
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,010,165

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.5%

12.	Type of Reporting Person (See Instructions)

OO

*	Ownership information above is as of the end of business on February 13, 2019, the business day before the date of filing of this Schedule 13G.

Page 4 of 11 Pages

CUSIP No. 45686J104

1.	Names of Reporting Persons

Greenhaven Road Capital Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	549,389
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	549,389
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

549,389

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

PN

*	Ownership information above is as of the end of business on February 13, 2019, the business day before the date of filing of this Schedule 13G.

Page 5 of 11 Pages

CUSIP No. 45686J104

1.	Names of Reporting Persons

Greenhaven Road Capital Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	460,776
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	460,776
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

460,776

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.1%

12.	Type of Reporting Person (See Instructions)

PN

*	Ownership information above is as of the end of business on February 13, 2019, the business day before the date of filing of this Schedule 13G.

Page 6 of 11 Pages

Item 1.

(a)	The name of the issuer is Infrastructure and Energy Alternatives, Inc. (f/k/a M III Acquisition Corp.) (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 6325 Digital Way, Suite 460, Indianapolis, IN 46278.

Item 2.

(a)	This statement (this “Statement”) is being filed by: (1) Scott Miller; (2) Greenhaven Road Investment Management, LP, a Delaware limited partnership (the “Investment Manager”); (3) MVM Funds, LLC, a New York limited liability company (the “General Partner”); (4) Greenhaven Road Capital Fund 1, L.P., a Delaware limited partnership (“Fund 1”); and (5) Greenhaven Road Capital Fund 2, L.P., a Delaware limited partnership (“Fund 2”, and together with Fund 1, the “Funds”) (all of the foregoing, collectively, the “Reporting Persons”). Each Fund is a private investment vehicle. The Funds directly beneficially own the Common Stock (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Funds. The General Partner is the general partner of the Funds and the Investment Manager. Scott Miller is the controlling person of the General Partner. Scott Miller, the Investment Manager and the General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Royce & Associates LLC, 8 Sound Shore Drive, Suite 190, Greenwich, CT 06830.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 45686J104.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

Page 7 of 11 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on February 13, 2019, the business day before the date of filing of this Schedule 13G. The beneficial ownership of the Reporting Persons includes 549,389 shares of Common Stock underlying warrants owned directly by Fund 1 and 460,776 shares of Common Stock underlying warrants owned directly by Fund 2.

As of the Event Date of December 31, 2018, the beneficial ownership of the Reporting Persons was as follows: Fund 1 directly beneficially owned 612,115 shares of Common Stock underlying warrants owned directly by Fund 1, representing 2.8% of all of the outstanding shares of Common Stock. Fund 2 directly beneficially owned 398,050 shares of Common Stock underlying warrants owned directly by Fund 2, representing 1.8% of all of the outstanding shares of Common Stock.

The percentage beneficial ownership of each Reporting Person is based on 21,577,650 shares of Common Stock outstanding as of November 8, 2018, as reported by the Issuer in its Form 10-Q filed on November 8, 2018, and assumes the exercise of the reported warrants.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 8 of 11 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Scott Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

By:	/s/ Scott Miller
Scott Miller, for himself and as the
Managing Member of the General
Partner (for itself and on behalf of
the Funds and the Investment
Manager)

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 11 of 11 Pages